# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytomX Therapeutics, Inc., CIK 0001501989
CUSIP: 23284F105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 151 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002018312

## Reporting persons
- Longitude Capital Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,538,461; sole dispositive power 0; shared dispositive power 11,538,461; aggregate amount beneficially owned 11,538,461 (7.3% of the class)
  Comment: All such shares are held of record by LVPV (as defined in Item 2(a) below). LCPV (as defined in Item 2(a) below) is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 157,544,369 shares of Common Stock (as defined in Item 2(d) below) outstanding as reported by the Issuer (as defined in Item 1(a) below) in its prospectus supplement dated May 12, 2025 and filed with the Securities and Exchange Commission (the Commission) on May 12, 2025 (the Prospectus Supplement).
- Longitude Venture Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,538,461; sole dispositive power 0; shared dispositive power 11,538,461; aggregate amount beneficially owned 11,538,461 (7.3% of the class)
  Comment: All such shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 157,544,369 shares of Common Stock outstanding as reported by the Issuer in its Prospectus Supplement.
- Patrick G. Enright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,538,461; sole dispositive power 0; shared dispositive power 11,538,461; aggregate amount beneficially owned 11,538,461 (7.3% of the class)
  Comment: All such shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPV. Mr. Enright is a managing member of LCPV and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 157,544,369 shares of Common Stock outstanding as reported by the Issuer in its Prospectus Supplement.
- Juliet Tammenoms Bakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,538,461; sole dispositive power 0; shared dispositive power 11,538,461; aggregate amount beneficially owned 11,538,461 (7.3% of the class)
  Comment: All such shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPV. Ms. Bakker is a managing member of LCPV and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 157,544,369 shares of Common Stock outstanding as reported by the Issuer in its Prospectus Supplement.

## Item 1. Issuer
Name of issuer: CytomX Therapeutics, Inc.
Address of issuer's principal executive offices: 151 Oyster Point Blvd, Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Longitude Capital Partners V, LLC (LCPV), Longitude Venture Partners V, L.P. (LVPV and together with LCPV, the Reporting Entities) and Patrick G. Enright and Juliet Tammenoms Bakker (together, the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
Citizenship: LCPV is a limited liability company organized under the laws of the State of Delaware. LVPV is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person. LVPV is the record owner of 11,538,461 shares of Common Stock (the LVPV Shares). As general partner of LVPV, LCPV may be deemed to beneficially own the LVPV Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and may be deemed to share voting, investment and dispositive power with respect to the LVPV Shares.

* Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Longitude Capital Management Co. LLC, the investment advisor of LVPV, and Seven Fleet Advisors LLC (together with its affiliates, Seven Fleet) have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Seven Fleet may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the Exchange Act). As of the date hereof, based on information provided by or on behalf of Seven Fleet, Seven Fleet may be deemed to be the beneficial owner of 377,161 shares of Common Stock, constituting 0.2% of the number of shares of Common Stock outstanding (based on 157,544,369 shares of Common Stock outstanding, as reported by the Issuer in its Prospectus Supplement). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of LVPV and the limited liability company agreement of LCPV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 and Exhibit 2 attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Longitude Capital Partners V, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/20/2025)
- Longitude Venture Partners V, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/20/2025)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (05/20/2025)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (05/20/2025)